

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 5, 2010

<u>Via U.S. Mail</u>

Kurtis Cockrum
President, Chairman and Principal Executive Officer
and Principal Accounting Officer
DM Products, Inc.
P.O. Box 2458
Walnut Creek, CA 94595

> **Re: DM Products, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 8, 2010**
> **File No. 333-165961**

Dear Mr. Cockrum:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement

General

1.   Please revise the registration statement to remove the interim financial
     statements as of and for the nine months ended September 30, 2009, since
     these financial statements are not required pursuant to Article 8 of Regulation
     S-X.

Cover Page

2.   Please revise to include your primary standard industrial classification code
     number. Also, please include the telephone number, including area code, of
     your agent for service.

Prospectus

Outside Front Cover Page

3.   Please reconcile your disclosure in the heading that you are registering
     168,009,888 shares of common stock with your disclosure throughout your
     prospectus that you are registering 148,009,888 shares of common stock.

Summary, page 4

4.   Please revise your Summary and Description of Business sections to provide a
     more complete description of your current business. Describe how you locate
     products and "coordinate" the process of marketing products using
     infomercials. For example, do you write, direct and/or produce infomercials or
     are these services provided by third party contractors?

5.   We note your disclosure that you intend to locate additional products and
     coordinating the marketing of those products. To the extent you discuss future
     plans, please balance the disclosure with a discussion of time frames for
     implementing those plans, any obstacles to launching the plans, and any
     additional financing needs. If financing is not currently available to you, so
     state. Please revise throughout when discussing your future business plans.

6.   Please define technical or industry specific terms the first time they are used
     within the text so that they can be clearly understood by an investor unfamiliar
     with your industry. For example, such terms include inbound sales, outbound
     sales, up sells, direct response model (page 4) and direct response television
     sales (page 9). Similarly revise throughout.

7. Please revise the forefront of your filing to disclose that your independent auditor's report expresses substantial doubt about your ability to continue as a going concern. Clearly state, if true, that the company is a development stage company.

8. We note your disclosure in the first sentence of the first paragraph that you are in the business of marketing products using infomercials and "other distribution channels." Revise throughout your filing to clarify, if true, that you currently rely solely on infomercials and that your plans to use other distribution channels are aspirational. Discuss future plans to utilize other distribution channels, such as direct response television sales, retail stores and website sales. Your discussion should include time frames for implementing future plans and any obstacles. Include anticipated costs and funding sources. Similarly revise your Description of Business section.

Corporate History, page 5

9. Please disclose here and under the heading Organizational Structure on page 40, if true, that Direct Success, Inc. had an accumulated loss of $6,195,881 at the time that it became a direct subsidiary of the company **or advise**.

Financial Information, page 5

10. Please disclose the amount of cash on hand as of the most recent practicable date.

Risk Factors, page 6

11. Please revise the second sentence of the first paragraph to clarify, if true, that you have discussed all known material risks.

12. Please create a risk factor to discuss how the current economic climate, including reduced consumer confidence, reduction in discretionary spending and increased unemployment, may impact your business.

Because We Have Limited Operating Capital, page 6

13. Please update this risk factor or create a new risk factor to discuss how the current economic crisis in the United States and globally, including tightening credit markets, is likely to affect your ability to raise additional capital.

Because Our Marketplace is Inherently "Hit Driven," page 7

14.   Please revise the second paragraph to provide quantitative disclosure regarding the amount of cash you currently have on hand from internal sources, such as the Banjo Minnow campaign, to continue operations. Provide disclosure here and in your MD&A section regarding your anticipated expenses for the next twelve months, including your monthly "burn rate."

The Trading Price Of Our Common Stock May Decrease, page 11

15.   Please delete your reference to the child health care product industry in the second bullet on page 12 or advise.

Because We Will Be A Public Reporting Company, page 13

16.   Please revise to discuss the difficulties of establishing and maintaining acceptable internal controls over financial reporting with only two employees.

Selling Shareholders, page 16

17.   Advise us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers.

18.   We note your disclosure that 43,076,000 shares were paid as consideration for services performed for the company. Please briefly describe these transactions, indicating the selling shareholders that received the shares in this manner and quantifying the amount they received.

19.   Please revise your table to indicate a single selling shareholder for each entry or advise. You may indicate, by footnote or otherwise, instances in which more than one selling shareholder beneficially own shares and the relationships between shareholders.

20.   Please consider adding a space between each selling shareholder listed in the selling shareholder table to improve readability.

21.   Please revise to indicate, by footnote or otherwise, the nature of any position, office or other material relationship any selling shareholder has had with the company or any of its predecessors or affiliates within the past three years.

22.   Please explain to us why the Kurtis Lynn Cockrum and Lorraine H. Cockrum Family Trust is listed twice in the Selling Shareholder table on page 32 or revise.

23.   Refer to footnote 29. Please confirm to us that Jean R. Arnett is the trustee of the Kurtis Lynn Cockrum and Lorraine H. Cockrum Family Trust or revise. Similarly, revise footnote 31 or confirm to us that Kurtis Lynn Cockrum and Lorraine H. Cockrum are trustees of the Otto M. Slater and Luciel W. Slater Revocable Trust. Revise each footnote, as necessary, so that the footnote relates to the correct selling shareholder.

Plan of Distribution, page 37

24.   Refer to the fourth paragraph on page 38. Please provide information regarding the termination of the offering in The Offering section on page 5.

Description of Securities to be Registered, page 39

25.   Refer to the last sentence of the first and third paragraph. This is a legal conclusion you are not qualified to make. Either attribute it to counsel or delete it.

Description of Business, page 40

26.   Please briefly describe the Banjo Minnow. Indicate its retail cost.

27.   Please revise the fourth paragraph under the heading Operations to provide quantitative information regarding the amount of royalties you have received from the sale of the Banjo Minnow.

28.   You disclosure indicates that Banjo Buddies, Inc. granted to Direct Success LLC, #3, the exclusive rights to manufacture, use, sell, ect., the Banjo Minnow. Please revise to explain the business relationship with Banjo Buddies. For instance, does this company receive royalties from the sales of the Banjo Minnow.

Competition, page 42

29.   Please advise us whether you reasonably believe that your business size will allow you to compete with Nautilus Inc. in the near term or delete all references to this company.

Description of Properties, page 43

30.   Please revise to provide additional information regarding the physical location of your principal executive and administrative offices, such as a city and/or

street address. Also, please provide information regarding the location and general character of the property of Direct Success, Inc., your wholly owned subsidiary.

Market for Common Equity and Related Stockholder Matters, page 43

31. Please revise the paragraph immediately before the table on page 43 to clarify, if accurate, that the table summarizes the low and high bid information for your common stock. Indicate, as applicable, that such over-the-counter market quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. Refer to Item 201(a)(iii) of Regulation S-K. Similarly, confirm to us that you used the average bid and asked price to calculate the registration fee or recalculate the fee and pay the correct amount.

Notes to Audited Financial Statements

Consolidated Statements of Stockholder's Equity, page F-4

32. Supplementally advise us and revise the notes to the financial statements to include disclosure explaining the nature of the $13,051 Retained Earnings Adjustment during 2009. We may have further comment upon reviewing your response.

Note 1. Summary of Significant Accounting Policies, page F-6

33. Reference is made to the paragraph following your Cash and Cash Equivalents Policy on page F- 6. In the penultimate sentence, you indicate that under the Agreement, Banjo will pay Direct Success 4% royalty on all gross sales of product. We also note that the last sentence indicates that as of the date of settlement, Direct Success no longer receives the 4% royalty for internet and part sales from Banjo Buddies. Supplementally advise us and expand this disclosure in Note 1 to explain in further detail the nature and terms of the royalties that the Company has received and will receive in the future under the terms of its royalty agreements with Banjo, TriStar Products Inc. and any other entities. As part of your response and your revised disclosure please indicate the effective dates for the royalty arrangements from the various entities, including any changes in the terms of these arrangements during the periods presented in the Company's financial statements. We suggest that you consider combining this disclosure with that provided under the heading "Revenue and Cost Recognition", to identify the applicable parties to the royalty revenue generating process for the various periods presented in the Company's financial statements.

Stock-Based Compensation, page F-7

34.   We note that the disclosure titled "Stock-Based Compensation Expense" in Note 1 to your financial statements, indicates that $10,040 of stock-based compensation expense was incurred and makes a reference to Note 10. Please revise to make reference to Note 9, rather than Note 10 since it appears that Note 9 is where the related stock-based compensation transactions are discussed.

New Accounting Policies in 2009

35.   Based on the disclosures provided in this section, it appears that the effective dates for the Company for certain new accounting pronouncements discussed in this section are in error. For example, we note that the new guidance under ASC Topic 810 is listed as being effective for the Company on November 1, 2009. However, based on the guidance outlined in ASC topic 810-10-65-2, we note that this guidance is required to be adopted for an entity's first annual reporting period that begins November 15, 2009, which for the Company would be January 1, 2010. Please revise this section of the financial statements to ensure that the discussion of any new accounting pronouncements refers to the appropriate effective dates of the new pronouncements.

Note 6. Royalties waived, page F-11

36.   We note the disclosure included in Note 6 indicating that Script To Screen, Inc. has entered into an agreement with Direct Success LLC 3 and Direct Success, Inc. to waive royalties for all past years to date and current year to date as well as future royalties that may come due under the current Royalty Agreement. We also note that total past and current year royalties waived and included in other income equals $47,277. From your disclosures throughout the filing, it appears that you receive royalty revenues from the sales of the Banjo Minnow that TriStar distributes in proportion to your holdings in Direct Success LLC 3. Supplementally advise us and revise your disclosure in Note 6 and elsewhere in the filing to describe in detail the Company's relationship with Script to Screen and the facts and circumstances that led to including the $47,277 in other income during 2009. As part of your response, please indicate how the $47,277 included in other income during 2009 was calculated or determined and indicate whether this amount has been collected or received by the Company. We may have further comment upon receipt of your response.

Note 9. Common Stock, page F-12
Note 10. Common Stock, page F-24

37.   We note from the disclosures included in Notes 9 and 10 to the Company's
        financial statements that shares of common stock were issued for services
        during 2007, 2008 and 2009 to officers and independent consultants. Please
        tell us and revise the notes to the financial statements to disclose the nature and
        terms of each issuance, including the nature of the services received, and
        explain how the fair values of the shares of common stock issued in each of
        these transaction were determined. For the issuance of stock for services
        provided by parties other than employees, these transactions should be valued
        at either the fair value of the common shares issued or the fair value of the
        services received, whichever is more reliably measureable pursuant to the
        guidance in ASC 505-50-30. In the event such transactions were not valued
        based on the fair value of the common shares issued or the fair value of the
        services received, advise us of your reasons and revise the financial statements
        to properly value the shares issued pursuant to ASC 505-50-30. Also, please
        explain in detail how the Company valued the shares of common stock issued
        to the Company's employees pursuant to the guidance in ASC 718-10-30. We
        may have further comment upon reviewing your response.

Note 10. Related Party Transactions, page F-12

38.   We note under "Description of Properties" on page 43 that from early 2003
        until April of 2008 your executive and administrative offices were located at
        575 Anton Boulevard in Costa Mesa, California 92626. Since then, you have
        relocated all executive and administrative offices to a new location in northern
        California (although it is indicated as a PO Box) and currently do not own any
        real-estate or have any long or short term real-estate lease obligations. Since
        you do not have any lease obligations, it is unclear whether you use office
        space provided by a related party. Supplementally advise us and add
        disclosure to encompass all related party transactions in the financial
        statements, such as any transactions pertaining to free rent provided by a
        majority stockholder or any similar arrangement and provide the disclosures
        required by ASC 850-10-50. Also, to the extent that you were provided the
        use of facilities by your principal shareholder free of charge, we would expect
        the fair value of such arrangements to be reflected as an expense and a capital
        contribution in the Company's financial statements pursuant to the guidance in
        SAB Topic 5:T. Please advise or revise as appropriate.

39.   We note from the risk factor discussion on page 11 of the registration
        statement that your legal counsel is the second largest shareholder of the
        company and you anticipate continuing such representation unless a conflict of

interest arises. Please disclose the existence of this related party relationship in the notes to the Company's financial statements and disclose the nature and amount of any compensation that has been paid to the Company's legal counsel during the periods presented in the Company's financial statements. Refer to the disclosure requirements outlined in ASC 850-10- 50-1.

Note 11. Subsequent Events, page F-12

40.   We note from the disclosure on page F-12 indicating that February 26, 2010 the Company and Banjo Buddies entered into a settlement agreement with respect to an ongoing dispute involving the Manufacturing, Marketing and Distribution Agreement between the Company and Banjo Buddies. Please tell us and revise the notes to the Company's financial statements to disclose the material terms of this settlement agreement. As part of your response and your revised disclosure, please indicate whether this settlement arrangement is expected to impact the amount of future royalties that the Company receives under its agreement with Banjo Buddies. If so, please revise MD&A to discuss the expected impact of this settlement agreement on the Company's future royalty revenues and resultant net earnings.

Management's Discussion and Analysis of Financial Condition, page 45

41.   Refer to the first sentence under the heading Executive Overview on page 45. Please revise to clarify that you do not currently develop, finance, produce, market or distribute health, beauty, fashion and/or fitness products.

42.   Refer to the third to last paragraph on page 45. Please revise to discuss your current alliances with strong companies that are established operators in the infomercial and advertising industry or delete.

Diversification, page 46

43.   Refer to the second paragraph on page 47. Please revise to provide more detail and clarity regarding your discussions concerning the acquisition of "additional projects" that do not necessarily fit the parameters of direct marketing and "other business ventures" or delete. For example, describe the projects and/or business ventures, the parties involved and the current stage of development. Provide timeframes, the amount and source of funding and any obstacles to completion.

Kurtis Cockrum
DM Products, Inc.
May 5, 2010
Page 10

Results of Operations, page 47

44.   Your discussion of the Company's results of operations contains self evident
        statements regarding the fluctuations in revenues and expenses from year to
        year that are clearly evident from the Company's financial statements. Please
        revise to provide an in-depth discussion of the Company's results of operations
        that provides further analysis and insight into the facts and circumstances
        responsible for changes in the various categories of revenues and expenses
        during the periods presented in the Company's financial statements. Your
        revised discussion should explain the factors responsible for any increases
        and/or decreases in the Company's most significant revenue and expense
        categories.

Liquidity and Capital Resources, page 48

45.   Please expand your disclosure to indicate the consequences to your business in
        the event you are unable to successfully obtain additional products or financing
        that will increase your profitability, similar to the second Risk Factor related to
        your Business where you indicate that in the event you cannot raise needed
        additional capital, you would be forced to discontinue operations.

Directors and Executive Officers, page 49

46.   Please revise the biographical information to delete marketing language such
        as "extensive." Instead, describe the relative experience. Revise Mr. Clarke's
        biographical information to provide the names of the corporations he founded,
        the positions he held and the approximate start and finish dates.

Summary Compensation Table, page 51

47.   Please disclose all assumptions made in the valuation of stock awards reported
        in the Summary Compensation Table, either in a footnote or by a reference in a
        footnote to a discussion of those assumptions in a specific part of your
        financial statements, footnotes to the financial statements or discussion in the
        Management's Discussion and Analysis section.

Compensation of Directors, page 52

48.   Please reconcile your disclosure on page 52 that the only director to receive
        any compensation for his services is James Clarke with your disclosure on
        page 56 that you issued shares of restricted stock to John Muse for services
        performed as a member of the board of directors.

Available Information, page 54

49.   Please revise to provide the correct address of the Commission.

Dealer Prospectus Delivery Obligation, page 54

50.   Please move this disclosure to the outside back cover page of the prospectus.

Part II. Information Not Required in the Prospectus, page 55

Item 13. Other Expenses of Issuance and Distribution, page 55

51.   Please reconcile your disclosure in the registration fee table that the
       registration fee is $126.63 with your disclosure here that the fee is $30.00.

Item 15. Recent Sales of Unregistered Securities, page 56

52.   For the shares issued in the acquisition, please indicate the exemption from
       registration claimed and state briefly the facts relied upon to make that
       exemption available.

53.   Please revise your disclosure to provide the aggregate amount of consideration
       received by the company for each of the disclosed transactions. Refer to Item
       701(c) of Regulation S-K.

54.   We note your disclosure in Note 13 on page F-25 that the board passed a
       resolution to issue 3,000,000 shares of common stock to James Clarke. Please
       advise us whether these shares have been issued. If so, please update your
       disclosure to reflect this sale of unregistered securities.

55.   We note your disclosure that the company issued 15,200,000 shares to Marc
       Tow on April 25, 2008 which were subsequently revoked. Please revise to
       furnish information about this sale of unregistered securities or advise.

Item 17. Undertakings, page 59

56.   Please determine whether you are relying on Rule 430A, 430B or 430C of the
       Securities Act and provide the appropriate undertaking.

57.   Please revise to include the undertaking language contained in Item 512(a)(6)
       of Regulation S-K or advise. Also, please delete the undertaking language
       required by Item 512(h) of Regulation S-K from sentence 3 and provide it as a
       separate undertaking.

Exhibit 5.1

58.   Please provide an opinion that the shares are duly authorized.

59.   Please delete your footnotes regarding the states in which Kyleen E. Cane and
        Bryan R. Clark are licensed. Jurisdictional qualifications are not permitted in
        legality opinions.

Other

60.   The financial statements should be updated, as necessary, to comply with Rule
        8-08 of Regulation S-X at the effective date of the registration statement. In
        this regard, note that interim financial statements are required after May 15,
        2010. Refer to Rule 8-08 of Regulation S-X.

61.   Please revise to include a <u>currently dated</u> consent from the independent public
        accountants in future amendments.

                                        * * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

    •   should the Commission or the staff, acting pursuant to delegated authority,
        declare the filing effective, it does not foreclose the Commission from taking
        any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Linda Cvrkel at (202) 551-3813 or Effie Simpson at (202) 551-3346 if you have questions regarding comments on the financial statements and related matters. Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3210 with any other questions.

Regards,

Susan Block
Attorney-Advisor

cc: Scott Doney
        Cane Clark
        Fax: (702) 944-7100

Kurtis Cockrum
DM Products, Inc.
May 5, 2010
Page 14